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                                               [FISHER & PAYKEL HEALTHCARE LOGO]

NEWS RELEASE
STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)

FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED MOVES TO FULL LISTING ON ASX

Auckland, New Zealand, 28 June 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Fisher & Paykel Healthcare Corporation Limited today announced that the Australian Stock Exchange (ASX) has approved the full listing by the Company on the ASX to take effect from the opening of business on Monday 1 July 2002.

Fisher & Paykel Healthcare Corporation Limited has traded as a foreign exempt entity on the ASX since November 2001 and now has full listings on the New Zealand (NZSE) and Australian (ASX) Stock Exchanges as well as having its American Depositary Shares quoted on the US Nasdaq National Market.

Ends//

ABOUT FISHER & PAYKEL HEALTHCARE

Fisher & Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

Further information can be obtained by contacting Michael Daniell on +64 9 574 0161 or Tony Barclay on +64 9 574 0119 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com